Exhibit 12.1

	Ratio of Earnings to Fixed Charges
	Year Ended December 31,
	2008	2007	2006	2005	2004

Pretax income from continuing operations	$143,527	$560,235	$446,363	$326,908	$237,659
Less: (Income) loss from equity method investments	97,142	(58,197)	(38,318)	(26,971)	(1,265)
Add: Fixed charges	88,746	91,343	72,736	52,291	44,252
Distributed equity method income	80,487	53,612	46,033	16,565	—

Earnings available for fixed charges	$409,902	$646,993	$526,814	$368,793	$280,646

Fixed charges:
Interest Expense	$77,233	$81,535	$63,601	$41,599	$35,226
FIN 48 Interest Expense	346	116	—	—	—
Amortization of debt issuance costs	4,192	2,931	2,610	2,834	3,457
Estimated portion of rental expense equivalent to interest	6,975	6,761	6,525	7,858	5,569
Total fixed charges	$88,746	$91,343	$72,736	$52,291	$44,252

Ratio of earnings to fixed charges	4.6x	7.1x	7.2x	7.1x	6.3x